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                           November 28, 2023

       Inna Braverman
       Chief Executive Officer
       Eco Wave Power Global AB (publ)
       52 Derech Menachem Begin St.
       Tel Aviv-Yafo, Israel 6713701

                                                        Re: Eco Wave Power
Global AB (publ)
                                                            Registration
Statement on Form F-3
                                                            Filed November 22,
2023
                                                            File No. 333-275728

       Dear Inna Braverman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Eric Victorson